Exhibit 99.105

Aphria Announces Closing of Bought Deal Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Leamington, Ontario — June 28, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH) (OTCQB: APHQF) is pleased to announce it has closed its short form prospectus offering, on a bought deal basis, including the exercise in full of the underwriters’ over-allotment option. A total of 21,835,510 common shares (the “Shares”) of the Company were sold at a price of $11.85 per Share, for aggregate gross proceeds of $258,750,794 (the “Offering”). The Offering was underwritten by a syndicate of underwriters led by Clarus Securities Inc. and included Canaccord Genuity Corp., Cormark Securities Inc., Haywood Securities Inc. and INFOR Financial Inc. (collectively, the “Underwriters”).

The net proceeds of the Offering are expected to be used to finance the Company’s recently announced state-of-the-art Extraction Centre of Excellence, its capacity increase at Aphria Diamond, as well as the construction of additional cannabis production facilities globally in both foreign and Canadian jurisdictions where cannabis is legally permitted and the evaluation of strategic acquisitions and investments and other industry related transactions.

Until spent by the Company, the net proceeds of the Offering will be held as cash balances in the Company’s bank account or invested at the discretion of the Company’s Board of Directors.

The Shares were offered for sale in each of the provinces of Canada, other than the Province of Quebec, by short form prospectus, and in those jurisdictions outside of Canada and the United States which were agreed to by the Company and the Underwriters, where the Shares were issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities of Aphria Inc. in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, patents and IP, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s in-house and licensed portfolio of brands are grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in over 10 countries across 5 continents.

For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, the use of proceeds of the Offering and the intended expansion of the Company’s facility and the anticipated timing with respect to such expansion. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.